NOTE 4 - ACQUISITION

On June 19, 2006, the fund acquired substantially all of the assets of the Preferred Fixed Income Fund (the acquired fund), pursuant to the Agreement and Plan of Reorganization dated February 15, 2006, and approved by shareholders of the acquired fund on June 9, 2006. The acquisition was accomplished by a tax-free exchange of 5,293,432 shares of the fund (with a value of $45,894,000) for the 4,526,264 shares of the acquired fund outstanding on June 16, 2006. The net assets of the acquired fund at that date included $124,000 of unrealized depreciation and $8,710,000 of net realized losses carried forward for tax purposes to offset distributable gains realized by the fund in the future . Net assets of the acquired fund were combined with those of the fund, resulting in aggregate net assets of $3,905,103,000 immediately after the acquisition.

On November 13, 2006, the fund acquired substantially all of the assets of the Bremer Bond Fund (the acquired fund), pursuant to the Agreement and Plan of Reorganization dated September 20, 2006, and approved by shareholders of the acquired fund on November 3, 2006. The acquisition was accomplished by a tax-free exchange of 9,010,409 shares of the fund (with a value of $80,552,000) for the 8,154,216 shares of the acquired fund outstanding on November 10, 2006. The net assets of the acquired fund at that date included $383,000 of unrealized depreciation and $1,457,000of net realized losses carried forward for tax purposes to offset distributable gains realized by the fund in the future. Net assets of the acquired fund were combined with those of the fund, resulting in aggregate net assets of $4,303,111,000 immediately after the acquisition.

The Combined Proxy Statement and Prospectus is available on the SEC's website under Form 497--Definitive Materials filed on May 26, 2006